SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 EXPLANATORY NOTE

On December 15, 2021, Trinity Biotech plc (the “Company”) announced the entry into a $81.25 million loan facility to refinance substantially all of the existing $99.9 million of exchangeable senior notes issued by the Company’s subsidiary, Trinity Biotech Investment Limited (the “Notes”) and exchange agreements for over 99% of the outstanding Notes, all subject to certain conditions precedent.

The Company and its subsidiaries entered into the $81,250,000 senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  Proceeds from the Term Loan, along with existing cash and the issuance of new American Depository Shares (“ADS”) in the Company, will be used to retire substantially all of the Notes.

The funding of the Term Loan is subject to a number of conditions precedent including the repayment of at least 99.7% of the Notes and approval by the Company’s shareholders of the Term Loan, an increase in the authorized share capital of the Company and the issuance of the Warrants.  The Company intends to convene a general meeting of the Company to consider these matters in January 2022.

In connection with the Term Loan, the Company has agreed, subject to drawdown of the Term Loan, to issue warrants (the “Warrants”) exercisable for 2,500,000 of the Company’s ADSs to Perceptive.  The per ADS exercise price of the Warrants is equal to the lower of i) the 10-day volume weighted average price (“VWAP”) for the Company’s ADSs for the 10 business days prior to December 15, 2021 for the Term Loan and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Warrant Certificate which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated in this Report by reference.

The information contained in Exhibit 99.1 is deemed “furnished” and not “filed” under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Form of Warrant Certificate to purchase American Depositary Shares of Trinity Biotech plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  December 23, 2021